
March 24, 2022

David Rench
Chief Financial Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

      Re: Applied Blockchain, Inc.
          Amendment No. 8 to Registration Statement on Form S-1
          Filed March 21, 2022
          File No. 333-258818

Dear Mr. Rench:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

Amendment No. 8 to Registration Statement on Form S-1

Mining Operation, page 2

1.   We note your response to comment 3 and the related disclosures provided in response to comment 1. Provide pro forma financial statements prepared in accordance with Article 11 of Regulation S-X to give effect to your exit of the crypto mining business and the sale of the equipment. We refer you to Rule 11-01(a)(4) of Regulation S-X.

David Rench
Applied Blockchain, Inc.
March 24, 2022
Page 2

   You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Carol Sherman